CANADA GOOSE CONTINUES RETAIL EXPANSION, ANNOUNCES THREE NEW STORES IN NORTH AMERICA
From the Temperate West Coast to the Cool North East: Set to Open in Vancouver, Short Hills, and Montréal

TORONTO, ON (June 15, 2018) – Canada Goose Holdings Inc. (NYSE: GOOS, TSX: GOOS), today announced the next phase of its global retail expansion, opening three stores this fall in Short Hills, N.J., Montréal, Quebec and Vancouver, British Columbia. The stores are a celebration of the company’s commitment to craftsmanship and a curated showcase of the brand’s archives.

The brand will open its fourth U.S. store at The Mall at Short Hills, the preeminent fashion destination in the suburban metropolitan New York area, known for its luxury tenants. The Montréal store will be located on world-renowned Ste-Catherine Street in the heart of the city’s shopping and entertainment district for locals and tourists alike. In Vancouver, the Canada Goose store will open in the CF Pacific Centre, the city’s leading luxury shopping destination. The stores are set to open ahead of the 2018 holiday shopping season.

“The experience of shopping in a Canada Goose store is both a walk through our history and an opportunity to discover how we continue to innovate for the future,” said Dani Reiss, President & CEO, Canada Goose. “Every city where we have opened our doors has been an incredible experience with fans embracing us warmly. I am excited to bring our authentic brand experience, unfiltered, to our fans in these world class locations.”

Each store will weave together the brand’s authentic 60-year heritage with modern design in an Arctic-inspired environment. The new locations will reflect the local aesthetics of each city, while featuring familiar Canada Goose touches such as marble polar bear sculptures from Canadian Indigenous artist, Jason Carter, as a nod to the company’s 10-year relationship with Polar Bears International. The Short Hills and Montréal locations will be the first locations in North America to offer a ‘cold room’ – an immersive experience where fans can test the brand’s warmest parkas in temperatures as low as -25 Celsius (-13 Fahrenheit) to find the perfect jacket for the adventure they seek.

Canada Goose currently operates retail stores in seven cities including London, Toronto, New York, Boston, Chicago, Calgary and Tokyo, which is operated by its distribution partner. These stores complement the brand’s e-commerce business, which it has expanded to 12 countries since 2014. In May 2018, Canada Goose announced its growth strategy for Greater China, including opening stores in Beijing and Hong Kong, launching e-commerce via Alibaba Group’s Tmall platform, and establishing a regional head office in Shanghai.

For more information about upcoming store openings, visit: canadagoose.com

About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 2,700 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

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For press inquiries, please contact:

Alex Thomson
Director, Communications
athomson@canadagoose.com
(416) 780-9850 x 2231

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